UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

C2 Global Technologies Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22943V105
(CUSIP Number)

Adam Marc Reich
c/o Counsel RB Capital LLC
10618 Pico Boulevard, Los Angeles, CA, 90064
(310) 248-2979

with a copy to:
Stephen Weintraub
c/o Counsel Corporation
1 Toronto Street, Suite 700, P.O. Box 3,
Toronto, Ontario, Canada  M5C 2V6
(416) 866-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)

December 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Adam Marc Reich

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,621,000 shares of Common Stock (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		1,621,000 shares of Common Stock (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,621,000 shares of Common Stock directly owned by Kind Chin Associates LLC.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of C2 Global Technologies Inc., a Florida corporation (“C2” or the “Company”), formerly known as Acceris Communications Inc., a Florida corporation, whose principal executive offices are located at 1 Toronto Street, Suite 700, Toronto, Ontario, Canada, M5C 2V6.

Item 2. Identity and Background.

(a)	The Reporting Person is Adam Marc Reich (“Adam Reich”).

(b)	The principal business address of Adam Reich is 10618 Pico Boulevard, Los Angeles, CA, 90064.

(c)
Adam Reich is Co-CEO of Counsel RB Capital LLC (“Counsel RB”) and sole owner of Kind Chin Associates, LLC (“Kind Chin”), a California limited liability company.

Counsel RB specializes in the acquisition and disposition of distressed and surplus assets throughout the United States and Canada, including industrial machinery and equipment, real estate, inventories, accounts receivables and distressed debt.  In addition to purchasing various types of assets, Counsel RB also arranges traditional asset disposition services such as on-site and webcast auctions, liquidations and negotiated sales.

Counsel RB is a wholly-owned subsidiary of C2, which operates in two business segments:  asset liquidation (through its ownership of Counsel RB, as described above) and patent licensing.  C2’s patent licensing business develops and licenses the Company’s patents, which include two foundational patents in VoIP technology.

(d)	During the last five years, Adam Reich has not been convicted in a criminal proceeding.

(e)
During the last five years, Adam Reich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Adam Reich is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     See Item 4 below.

Item 4. Purpose of Transaction.

     This Schedule 13D is being filed to report the Reporting Person’s beneficial ownership of the Common Stock.  The Reporting Person acquired the Common Stock in the following transaction:

     On December 10, 2010, C2 acquired all of the ownership interests in Counsel RB held by each of Kind Chin and Forsons Equity, LLC (“Forsons”), a New York limited liability company.  Prior to the acquisition, C2 owned 75% of the ownership interest in Counsel RB, and Kind Chin and Forsons each owned 12.5% of the ownership interest.  As a result of the acquisition, Counsel RB is now a wholly-owned subsidiary of C2.

     The foregoing acquisition was accomplished pursuant to two LLC Interest Purchase Agreements, by and between the Company and each of Kind Chin and Forsons (the “Purchase Agreements”).  Pursuant to the Purchase Agreements, each of Kind Chin and Forsons received 1,621,000 shares of newly issued Common Stock in C2 (the “Shares”) in exchange for their respective ownership interests in Counsel RB.  The foregoing description of the Purchase Agreements is a general description only and is qualified in its entirety by reference to each of the Purchase Agreements, copies of which have been included in this Schedule 13D as Exhibits 1.1 and 1.2.

     C2 and Adam Reich are currently negotiating an agreement pursuant to which Adam Reich would be appointed a member of C2’s executive management starting in 2011.  Any final agreement between C2 and Adam Reich regarding this new management position is likely to include grants to Adam Reich of options to purchase common stock of C2.

     Except as otherwise disclosed in this Schedule 13D, the Reporting Person does not have any plans or proposals, which will relate to or result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)
Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

     Notwithstanding the foregoing, the Reporting Person reserves the right at any time to change his opinions, assessments, intentions and plans.  Moreover, nothing set forth herein should be deemed to be a limitation on the actions that the Reporting Person may take as a shareholder of the Company.  Nor are the foregoing statements intended to limit the Reporting Person’s alternatives with respect to any of the plans or proposals that may result in the events set forth in subsections (a) – (j) of Item 4 hereof, in any respect.

Item 5. Interest in Securities of the Issuer.

(a) and (b)
Following the share issuance described above, Adam Reich beneficially owned 1,621,000 shares of C2’s Common Stock, which represented approximately 6.25% of the outstanding shares of the Company’s Common Stock.  Adam Reich has the sole power to vote and to dispose of all of the shares of C2’s Common Stock held by Kind Chin.

(c)
Except as otherwise disclosed in this Schedule 13D, the Reporting Person has engaged in no transactions during the past 60 days in any shares of Common Stock or securities of the Company’s subsidiaries.

(d)	Except as otherwise disclosed in this Schedule 13D, there are no other persons with the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, securities described herein.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the issuance of the Shares pursuant to the Kind Chin Purchase Agreement as described above in response to Item 4, Adam Reich, Kind Chin and C2 entered into a Lock-up Agreement (the “Lock-up Agreement”).  The Lock-up Agreement imposes a four-year restriction period on Kind Chin’s ability to dispose of its Shares, with 25% of its Shares becoming transferable on each anniversary of the effective date of the Lock-up Agreement.  The Lock-up Agreement also provides Kind Chin with certain piggy-back registration rights relating to its Shares.  The foregoing description of the Lock-up Agreement is a general description only and is qualified in its entirety by reference to the Lock-up Agreement, a copy of which has been included in this Schedule 13D as Exhibit 1.3.

     Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Company, including but not limited to:  transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

1.1	LLC Interest Purchase Agreement between C2 and Kind Chin, dated December 10, 2010 (1)

1.2	LLC Interest Purchase Agreement between C2 and Forsons, dated December 10, 2010 (1)

1.3	Lock-up Agreement between C2, Kind Chin and Adam Reich, dated December 10, 2010.

(1)	Incorporated by reference from the Company’s Current Report on Form 8-K filed on December 14, 2010.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2010	/s/ Adam Marc Reich
Adam Marc Reich
Co-CEO, Counsel RB Capital LLC